                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          West TeleServices Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    956188106
                   ------------------------------------------
                                 (CUSIP Number)

                  Gary L. West, West TeleServices Corporation,
           11808 Miracle Hills Drive, Omaha, NE 68154, (402) 571-7700
                        with a copy to Serge Benchetrit,
        Willkie Farr & Gallagher, 787 Seventh Avenue, New York, NY 10019
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   May 3, 2000
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 956188106                                            Page 2 of 8 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Gary L. West

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF

----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-

                      --------- ------------------------------------------------
     NUMBER OF           8      SHARED VOTING POWER
       SHARES                   45,521,263
    BENEFICIALLY
   OWNED BY EACH      --------- ------------------------------------------------
     REPORTING           9      SOLE DISPOSITIVE POWER
    PERSON WITH                 -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                45,521,263

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            45,521,263

----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            71.3%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 956188106                                            Page 3 of 8 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Mary E. West

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF

----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-

                      --------- ------------------------------------------------
     NUMBER OF           8      SHARED VOTING POWER
       SHARES                   45,521,263
    BENEFICIALLY
   OWNED BY EACH      --------- ------------------------------------------------
     REPORTING           9      SOLE DISPOSITIVE POWER
    PERSON WITH                 -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                45,521,263

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            45,521,263

----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            71.3%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 956188106                                            Page 4 of 8 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING  PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Troy L. Eaden

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF

----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                4,546,250

                      --------- ------------------------------------------------
     NUMBER OF           8      SHARED VOTING POWER
       SHARES                   -0-
    BENEFICIALLY
   OWNED BY EACH      --------- ------------------------------------------------
     REPORTING           9      SOLE DISPOSITIVE POWER
    PERSON WITH                 4,546,250

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                -0-

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,546,250

----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.1%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 to Schedule 13D (this "Amendment") with respect to West TeleServices Corporation (the "Company" or the "Issuer") is being filed by Mr. Gary L. West, Mrs. Mary E. West and Mr. Troy L. Eaden (collectively, the "Reporting Persons"), to amend the Schedule 13D originally filed by the Reporting Persons on July 24, 1998 as amended by Amendment No. 1 on August 24, 1998 (collectively, the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

Item 1.  Security and Issuer.
------   --------------------

     Item 1 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company, which has its principal executive offices at 11808 Miracle Hills Drive, Omaha, NE 68134.

Item 2.  Identity and Background.
------   ------------------------

     Item 2 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

     (a) This statement is being filed by Gary L. West and Mary E. West (the "Wests") and Troy L. Eaden ("Eaden").

     (b) The business address of the Wests is 11808 Miracle Hills Drive, Omaha, Nebraska 68134. Eaden does not have a business address.

     (c)(i) Gary L. West is the Chairman of the Board of Directors of the Company.

        (ii) Mary E. West is the Vice Chair of the Board of Directors and Secretary of the Company.

        (iii) Eaden is retired.

     (d) None of the Wests or Eaden has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) None of the Wests or Eaden has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Wests or Eaden was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or



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finding any violation with respect to such laws during the last five years.

     (f) Each of the Wests and Eaden is a citizen of the United States.

Item 4.  Purpose of Transaction.
------   -----------------------

     Item 4 of Schedule 13D is hereby amended by adding the following new paragraphs at the end of such item:

     Pursuant to a registration request by Mr. Eaden, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission for the sale by certain selling stockholders of Common Stock in an underwritten public offering. The Company's Registration Statement on Form S-3 became effective on April 27, 2000, and the sale by Mr. Eaden of 3,970,000 shares of Common Stock to the public at $21.00 per share was consummated on May 3, 2000.

     Each of the Reporting Persons intends to review continuously his or her investment in the Company. In reaching any decision with respect to such investment, each of the Reporting Persons will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other investment opportunities available to each of the Reporting Persons and economic and market conditions. Depending upon the results of their review of such factors, each of the Reporting Persons may independently decide to purchase (on such terms and at such times as they consider desirable) additional Common Stock of the Company, or dispose of all or a portion of such Common Stock (whether now or hereafter held).

Item 5.  Interest in Securities of the Issuer.
------   -------------------------------------

     Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

     (a) As of the date hereof, the Wests collectively beneficially own, and Eaden beneficially owns, the aggregate number and percentage of outstanding Common Stock as set forth below:

                  Number of Shares          Percentage*
                  ----------------          ----------
Wests                45,451,263                71.3%
Eaden                 4,546,250                 7.1%

     The Wests expressly disclaim beneficial ownership of any Common Stock owned by Eaden or the Eaden Family Limited Partnership. Eaden expressly disclaims beneficial ownership of any Common Stock owned by the Wests.

     (b) All the shares of Common Stock beneficially owned by the Wests are held by the Wests in joint tenancy with right of survivorship. Voting power of all shares of Common Stock held by the Wests is shared between them.

     The 4,546,250 shares of Common Stock beneficially owned by Eaden includes
(i) 3,030,000 shares of Common Stock directly owned by Eaden and (ii) 1,516,250 shares of Common Stock held by the Eaden Family Limited Partnership, of which Eaden is a general partner. Eaden has sole voting power with respect to all 4,546,250 shares of Common Stock beneficially owned by him.

     (c) No transactions in the Common Stock were effected by the Wests within the 60 day period prior to the date of this filing.

     Pursuant to a registration request by Mr. Eaden, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission for the sale by certain selling stockholders of Common Stock in an underwritten public offering. The Company's Registration Statement on Form S-3 became effective on April 27, 2000, and the sale by Mr. Eaden of 3,970,000 shares of Common Stock to the public at $21.00 per share was consummated on May 3, 2000.

     (d) Not Applicable.

     (e) Not Applicable.

----------
* Based on a total of 63,821,365 shares of Common Stock outstanding at March 1, 2000 as reported in the Company's Registration Statement on Form S-3, as amended (File No. 333-332926) filed on April 27, 2000.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: May 10, 2000


                                       /s/ Gary L. West
                                       ------------------------------
                                       Gary L. West


                                       /s/ Mary E. West
                                       ------------------------------
                                       Mary E. West


                                       /s/ Troy L. Eaden
                                       ------------------------------
                                       Troy L. Eaden